UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Under the Securities Exchange Act of 1934

SPAR Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103

(CUSIP Number)

Robert G. Brown

c/o Wuersch & Gering LLP
100 Wall St. 10th Fl.
New York NY 10005
Attn. Travis L. Gering, Partner

(212) 509-5050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 784933103

(1)	Names of reporting persons	Robert G. Brown, individually
(2)	Check the appropriate box if a member of a group	(a) ☒
	(see instructions)	(b)
(3)	SEC use only
(4)	Source of funds (see instructions)	OO (see item 3 to original Schedule 13D)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization	United States of America

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	1,822,549
(8)	Shared voting power	5,380,981*
(9)	Sole dispositive power	1,822,549
(10)	Shared dispositive power	5,380,981*
(11)	Aggregate amount beneficially owned by each reporting person	7,203,530*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11)	29.60%
(14)	Type of reporting person (see instructions)	IN

* Includes 1,199,538 shares of Common Stock of SPAR Group, Inc. (the "Company") held in the SP/R, Inc. Defined Benefit Pension Trust (the "Trust") maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the "Plan"), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes: (A) 3,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC ("IGT"), of which Mr. Brown is the sole manager; (B) 1,065,538 shares of Common Stock of the Company held by Spar Business Services, Inc. ("SBS"), of which Mr. Brown is one of two directors and is all of the corporate officers; and (C) 115,905 shares of Common Stock of the Company owned by Mr. Brown's spouse, Jean Brown, as to which Mr. Brown disclaims beneficial ownership.

CUSIP No. 784933103

(1)	Names of reporting persons	Spar Business Services, Inc.
(2)	Check the appropriate box if a member of a group	(a) ☒
	(see instructions)	(b)
(3)	SEC use only
(4)	Source of funds (see instructions)	OO**
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization	United States of America

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	0
(8)	Shared voting power	1,065,538
(9)	Sole dispositive power	0
(10)	Shared dispositive power	1,065,538
(11)	Aggregate amount beneficially owned by each reporting person	7,203,530*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11)	29.60%
(14)	Type of reporting person (see instructions)	CO

* Includes (A) 1,822,549 shares of Common Stock of the Company beneficially owned by Mr. Brown; (B) 3,000,000 shares of Common Stock of the Company held by IGT; (C) 115,905 shares of Common Stock of the Company owned by Mr. Brown's spouse, Jean Brown; and (D) 1,199,538 shares of Common Stock held in the Trust.

** Shares acquired pursuant to conversion of Series B Preferred Stock, issued as of January 28, 2022, to SBS in accordance with the Change of Control, Voting and Restricted Stock Agreement dated as of January 28, 2022 (the "CiC Agreement"), by and among Mr. Brown, Spar Administrative Services, Inc., SBS, and William H. Bartels.  The CiC Agreement was disclosed as Exhibit 10.1 attached to the Company's Form 8-K filed with the SEC on January 28, 2022.

CUSIP No. 784933103

(1)	Names of reporting persons	Innovative Global Technologies, LLC
(2)	Check the appropriate box if a member of a group	(a) ☒
	(see instructions)	(b)
(3)	SEC use only
(4)	Source of funds (see instructions)	OO (see item 3 to original Schedule 13D)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization	United States of America

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	0
(8)	Shared voting power	3,000,000
(9)	Sole dispositive power	0
(10)	Shared dispositive power	3,000,000
(11)	Aggregate amount beneficially owned by each reporting person	7,203,530*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11)	29.60%
(14)	Type of reporting person (see instructions)	OO

* Includes (A) 1,822,549 shares of Common Stock of the Company beneficially owned by Mr. Brown; (B) 1,065,538 shares of Common Stock of the Company held by SBS; (C) 115,905 shares of Common Stock of the Company owned by Mr. Brown's spouse, Jean Brown; and (D) 1,199,538 shares of Common Stock held in the Trust.

SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 11 to Schedule 13D (this "Amendment") amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission ("SEC") on July 19, 1999 (the "Original Schedule 13D") relating to the common stock, $0.01 par value per share (the "Common Stock"), of SPAR Group, Inc., a Delaware corporation (the "Company" or "SGRP"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 13, 2019 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D filed with the SEC on December 26, 2019 ("Amendment No. 7"), Amendment No. 8 to the Original Schedule 13D filed with the SEC on February 11, 2020 ("Amendment No. 8"), Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 2, 2020 ("Amendment No. 9"), and Amendment No. 10 to the Original Schedule 13D filed with the SEC on May 14, 2021 ("Amendment No. 10"). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10 is hereinafter referred to as the "Schedule 13D." The address of the principal executive offices of the Company is 1910 Opdyke Court, Auburn Hills, Michigan, 48326.

This Amendment is being filed jointly by Mr. Robert G. Brown, SPAR Business Services, Inc. ("SBS"), and Innovative Global Technologies, LLC ("IGT"), collectively referred to as the "Reporting Persons," to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,203,530 shares of the Common Stock of the Company, which represents approximately 29.60% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 24,333,147 outstanding shares of Common Stock as of August 9, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons, alone or in conjunction with other stockholders, previously from time to time engaged with the Company's Board of Directors (the "Board") and to take actions in their capacity as significant stockholders to strengthen the Company's corporate governance. Under the Company's Amended and Restated By-Laws (the "By-Laws"), and the CiC Agreement (as defined below) stockholders have certain rights to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant's annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by the Reporting Persons are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, including certain actions in concert with William H. Bartels (the "Group"). In Amendment No. 10, the Reporting Persons reported that the Group had been disbanded.

Mr. Brown, Spar Administrative Services, Inc., and SBS entered into a Change of Control, Voting and Restricted Stock Agreement dated as of January 28, 2022 (the "CiC Agreement"), along with William H. Bartels. A copy of the CiC Agreement is Exhibit 10.1 to the Company's 8-K filing with the SEC, dated January 28, 2022.

The CiC Agreement contains certain provisions restricting nominations and voting in connection with the Board of the Company (such provisions, the "Board Nomination and Voting Standstill Provisions").  Consequent to certain breaches by the Company of the CiC Agreement, Mr. Brown is no longer bound by the Board Nomination and Voting Standstill Provisions set forth in the CiC Agreement.

On August 8, 2024, Mr. Brown, delivered to the Company a notice of nomination of four candidates to serve as directors of the Company (the "Director Nomination Notice"). The Director Nomination Notice was submitted for the purpose of electing such candidates to the Board at the next annual meeting of the Company.  If all of the nominees of Mr. Brown are elected to the Board, such election would result in the nominees of Mr. Brown taking control of the Board, thereby constituting control over the Company by Mr. Brown's nominees.  Nothing in this Schedule 13D/A is intended to constitute the solicitation of any proxies by Mr. Brown in connection with any such nominations.

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c) The Reporting Persons have engaged in the following transactions in the Common Stock of the Company in the past 60 days:

(1) Mr. Brown sold 50,000 shares of Common Stock, as disclosed in Form 4/A filed with the SEC on July 31, 2024.

(2) SBS sold 150,000 shares of Common Stock, as disclosed in Form 4/A filed with the SEC on July 31, 2024.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: August 9, 2024

/s/ Robert G. Brown
Robert G. Brown

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC

/s/ Robert G. Brown
Robert G. Brown, President of Spar Business Services, Inc.